SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC  20549

                               SCHEDULE 13G
                              (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
         RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)




                  WILSHIRE FINANCIAL SERVICES GROUP, INC.
       -------------------------------------------------------------
                             (Name of Issuer)


                  Common Stock, par value $.01 per share
       -------------------------------------------------------------
                      (Title of Class of Securities)


                                 971867106
       -------------------------------------------------------------
                              (CUSIP Number)


                             December 31, 1999
       -------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / X /     Rule 13d-1(b)
     /   /     Rule 13d-1(c)
     /   /     Rule 13d-1(d)



CUSIP No. 971867106           13G


  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Jayhawk Capital Management, L.L.C. (Tax I.D.: 48-1172612)

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  /   /
                                                          (b)  /   /

  3    SEC USE ONLY

  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

   NUMBER       5     SOLE VOTING POWER           1,249,800
     OF
   SHARES       6     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY      7     SOLE DISPOSITIVE POWER      1,249,800
    EACH
 REPORTING      8     SHARED DISPOSITIVE POWER
PERSON WITH

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,249,800

 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES*                           /   /

 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       6.2%

 12    TYPE OF REPORTING PERSON*

       IA

     *SEE INSTRUCTIONS BEFORE FILLING OUT


CUSIP No. 971867106           13G


  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Kent C. McCarthy

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  /   /
                                                            (b)  /   /

  3    SEC USE ONLY

  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S. Citizen

   NUMBER       5     SOLE VOTING POWER                1,249,800
     OF
   SHARES       6     SHARED VOTING POWER              0
BENEFICIALLY
  OWNED BY      7     SOLE DISPOSITIVE POWER           1,249,800
    EACH
 REPORTING      8     SHARED DISPOSITIVE POWER         0
PERSON WITH

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,249,800

 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES*                           /   /

 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       6.2%

 12    TYPE OF REPORTING PERSON*

       IN

     *SEE INSTRUCTIONS BEFORE FILLING OUT


                               SCHEDULE 13G

     The Schedule 13G relating to the common stock of Wilshire Financial Services Group, Inc., a Delaware corporation, is being filed with the Securities and Exchange Commission by Jayhawk Capital Management, L.L.C., a Delaware limited liability company ("Jayhawk"), and its manager, Kent C. McCarthy.

     This Schedule 13G relates to shares of common stock of Wilshire Financial Services Group, Inc. purchased by Jayhawk for the accounts of Jayhawk Institutional Partners, L.P. and Jayhawk Investments, L.P., of which Jayhawk is the general partner.

ITEM 1(A) NAME OF ISSUER.

          Wilshire Financial Services Group, Inc.

ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

          1776 SW Madison Street
          Portland, OR 97205

ITEM 2(A) NAME OF PERSON FILING.

          Jayhawk Capital Management, L.L.C. and Kent McCarthy as manager of Jayhawk.

ITEM 2(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE.

          8201 Mission Road, Suite 110
          Prairie Village, KS 66208

ITEM 2(C) CITIZENSHIP OR PLACE OF ORGANIZATION.

          Jayhawk is organized under the laws of Delaware as a limited liability company. Mr. McCarthy is a citizen of the United States.

ITEM 2(D) TITLE OF CLASS OF SECURITIES.

          Common Stock, par value $.01 per share (the "Common Stock").

ITEM 2(E) CUSIP NUMBER.

          971867106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:


(a)    /   /  Broker or dealer registered under section 15 of the Act
              (15 U.S.C. 78o).
(b)    /   /  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
              78c).
(c)    /   /  Insurance company as defined in section 3(a)(19) of the
              Act (15 U.S.C. 78c).
(d)    /   /  Investment company registered under section 8 of the
              Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)    / X /  An investment advisor in accordance with Section 240.13d-
              1(b)(1)(ii)(E).
(f)    /   /  An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)    /   /  A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)    /   /  A savings association as defined in Section 3(b) of the
              Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)    /   /  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the
              Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)    /   /  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /  /

ITEM 4    OWNERSHIP.

     (a)  Amount beneficially owned:   1,294,800
     (b)  Percent of class:   6.2%
     (c)  Number of shares as to which the person has:
          (i)    Sole power to vote or to direct the vote:   1,294,800
          (ii)   Shared power to vote or to direct the vote:  None
          (iii)  Sole power to dispose or to direct the disposition
                 of:   1,294,800
          (iv)   Shared power to dispose or to direct the disposition
                 of:   None

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable.

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not Applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable.

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable.

ITEM 9    NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable.

ITEM 10   CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS       EXHIBIT 1
               ---------
               Joint Filing Agreement dated February 14, 2000 between Jayhawk and Mr. McCarthy.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date:  February 14, 2000


                              JAYHAWK CAPITAL MANAGEMENT, L.L.C.


                              By: /S/ KENT C. MCCARTHY
                                 --------------------------------
                                 Kent C. McCarthy
                                 Manager


                                 /S/ KENT C. MCCARTHY
                                 --------------------------------
                                 Kent C. McCarthy